

Mail Stop 7010

April 23, 2008

Mr. Walter S. Sobon
Executive VP and CFO
Constar International Inc.
One Crown Way
Philadelphia, PA 19154

      RE: **Form 10-K for the fiscal year ended December 31, 2007**
             File No. 0-16496

Dear Mr. Sobon:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Other Expenses, Net, page 29

2. You disclose that you include legal settlements and gains on sales of used equipment within other expenses, net. Given that litigation is a normal cost of business, it is unclear why you exclude legal settlements from your operating income. Please revise to include legal settlements and gains/losses on the sale of equipment within operating income for all periods presented. Refer to paragraph 45 of SFAS 144.

Financial Statements

Consolidated Statements of Cash Flows, page 50

3. Please help us to understand how you reached your decision related to the classification of the change in the bank overdraft. See Section 1300.15 of the AICPA's Technical Questions and Answers.

4. Please revise your statement of cash flows to present the changes in accounts payable separately from the changes in accrued expenses. Please refer to paragraph 29 of SFAS 95.

Note 2 – Restatement

5. Based upon your disclosures, it appears that in conjunction with the restatement related to property, plant and equipment and the deferred tax asset valuation allowance related to a minimum pension liability, you have also restated for other previously identified errors that were not material individually and in the aggregate to your financial statements for the affected periods. Please tell us if this restatement includes all previously identified errors and if not, why not.

Note 3 – Summary of Significant Accounting Policies, page 55

Reserves for Self Insurance, page 57

6. You indicate that you are self insured for workers' compensation and medical insurance. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your excess loss limits associated with each risk you are self-insured for, including, but not limited to, workers' compensation and medical insurance. Please also disclose each risk for which you do not have excess loss limits. Please also quantify the dollar amount of your self insurance accruals for each period presented. Please similarly revise your MD&A to include disclosures about your workers' compensation and medical insurance accruals as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief